UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

FactSet Research Systems Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

303075105
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.       303075105

1.	Name of Reporting Persons
Snyder, Charles J.

2.	Check the appropriate box if a member of a group
(a) (_)
(b) (_)

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

5.	Number of shares beneficially owned by each reporting person with Sole Voting Power
2,063,148*

6.	Number of shares beneficially owned by each reporting person with Shared Voting Power
-0-

7.	Number of shares beneficially owned by each reporting person with Sole Dispositive Power
2,063,148*

8.	Number of shares beneficially owned by each reporting person with Shared Dispositive Power
-0-

9.	Aggregate Amount Beneficially Owned By Each Reporting Person
2,063,148*

10.	Check if the aggregate amount in Row (9) excludes certain shares (See Instructions)
N/A

11.	Percent of Class Represented By Amount In Row (9)
4.67%

12.	Type Of Reporting Person
IN

* As of December 31, 2012, note that 1,321,748 of Mr. Snyder's shares are held directly and that an additional 741,400 shares are held indirectly as follows: 236,400 shares in the 2011 Grantor Retained Annuity Trust and the remaining 505,000 shares in the 2012 Grantor Retained Annuity Trust. Mr. Snyder has complete authority in connection with the shares held by the trusts.

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ITEM 1 (A).	Name of Issuer:
FactSet Research Systems Inc.

ITEM 1 (B).	Address of Issuer's Principal Executive Offices:
601 Merritt 7
Norwalk, CT 06851

ITEM 2 (A).	Name of Person Filing:

       Snyder, Charles J.

In light of the change in beneficial ownership due to stock sales completed in December 2012, this Amendment No. 1 to Schedule 13G (the “Exit 13G”) is being filed to report the fact that as of December 31, 2012, the reporting person (Charles J. Snyder) has ceased to be the beneficial owner of more than five percent of the class of securities. As reflected in this Exit 13G, Mr. Snyder has no further reporting obligations on Schedule 13G with respect to his ownership of shares of the Company.

ITEM 2 (B).	Address of Principal Business Office, or if none, Residence:
244 Highland Avenue
Ridgewood, NJ 07450

ITEM 2 (C).	Citizenship:
United States of America

ITEM 2 (D).	Title of Class of Securities:
Common Stock, $0.01 par value per share

ITEM 2 (E).	CUSIP Number:
303075105

ITEM 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13(d)-2(b) or (c):
N/A

ITEM 4 (A).	Amount Beneficially Owned:
2,063,148 *

ITEM 4 (B).	Percent of Class:
4.67%

ITEM 4 (C).	Numbers of Shares as to which such person has:
(i) Sole power to vote or to direct the vote
2,063,148 *
(ii) Shared power to vote or to direct the vote
-0-
(iii) Sole power to dispose or to direct the disposition of
2,063,148 *
(iv) Shared power to dispose or to direct the disposition of
-0-

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* As of December 31, 2012, note that 1,321,748 of Mr. Snyder's shares are held directly and that an additional 741,400 shares are held indirectly as follows: 236,400 shares in the 2011 Grantor Retained Annuity Trust and the remaining 505,000 shares in the 2012 Grantor Retained Annuity Trust. Mr. Snyder has complete authority in connection with the shares held by the trusts.

ITEM 5.	Ownership of Five Percent or Less of a Class:

In light of the change in beneficial ownership due to stock sales completed in December 2012, this Amendment No. 1 to Schedule 13G is being filed to report the fact that as of December 31, 2012, the reporting person (Charles J. Snyder) has ceased to be the beneficial owner of more than five percent of the class of securities. As reflected in this Exit 13G, Mr. Snyder has no further reporting obligations on Schedule 13G with respect to his ownership of shares of the Company.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person:
N/A

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
on by the Parent Holding Company or Control Person:
N/A

ITEM 8.	Identification and Classification of Members of the Group:
N/A

ITEM 9.	Notice of Dissolution of Group:
N/A

ITEM 10.	Certification:
N/A

Signature	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 10, 2013	/s/ Charles J. Snyder
–––––––––––––––––––––––––
Charles J. Snyder
Vice Chairman of the Board of Directors

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